

**U.S. Department of Justice**

*United States Attorney*          *Criminal Division*
*Southern District of New York*

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*The Silvio J. Mollo Building*          *Robert F. Kennedy Department of Justice Building*
*One Saint Andrew's Plaza 950*          *Pennsylvania Avenue, NW*
*New York, New York 10007*          *Washington, DC 20530*

June 27, 2014

Karen Patton Seymour, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

   Re:  <u>United States</u> v. <u>BNP Paribas S.A.</u>

Dear Ms. Seymour:

   On the understandings specified below, the Office of the United States Attorney for the Southern District of New York and the Asset Forfeiture and Money Laundering Section of the Criminal Division of the United States Department of Justice ("the Offices" or "the Government") will accept a guilty plea from BNP Paribas S.A. ("BNPP") to a one-count information (the "Information," attached hereto as <u>Exhibit A</u>). Count One of the Information charges BNPP with conspiracy to commit an offense against the United States in violation of Title 18, United States Code, Section 371, by conspiring to violate the International Emergency Economic Powers Act ("IEEPA"), codified at Title 50, United States Code, Section 1701 *et seq.*, and regulations issued thereunder, and the Trading with the Enemy Act ("TWEA"), codified at Title 50, United States Code Appendix, Section 1 *et seq.*, and regulations issued thereunder. Count One carries a maximum term of five years' probation, pursuant to Title 18, United States Code, Sections 3551(c)(1) and 3561(c)(1); a maximum fine, pursuant to Title 18, United States Code, Section 3571 of the greatest of $500,000, twice the gross pecuniary gain derived from the offense, or twice the gross pecuniary loss to persons other than the defendant resulting from the offense; and a $400 mandatory special assessment.

   BNPP hereby admits the forfeiture allegation with respect to Count One of the Information and agrees to forfeit to the United States, pursuant to Title 18, United States Code, Section 981, and Title 28, United States Code, Section 2461, a total of $8,833,600,000 (the "Total Forfeiture Amount"), representing the amount of proceeds traceable to the violations set forth in Count One of the Information. The Government agrees that payments made by BNPP in connection with its concurrent settlement of the related criminal action brought by the New York County District Attorney's Office, and the related regulatory actions brought by the Board of Governors of the Federal Reserve System ("Federal Reserve") and the New York State Department of Financial Services (the "Related Actions") shall be credited against the Total Forfeiture Amount as follows:

Monetary penalty imposed by the Federal Reserve (not to exceed $508,000,000);

Monetary penalty imposed by the New York State Department of Financial Services (not to exceed $2,243,400,000); and

Monetary penalty to be paid by BNPP in connection with its resolution of criminal charges brought by the New York County District Attorney's Office (not to exceed $2,243,400,000).

BNPP agrees that a payment equal to the Total Forfeiture Amount, less any applicable credits described above ("the Federal Forfeiture Payment"), shall be made by wire transfer pursuant to instructions provided by the Offices within 30 days of the Plea Agreement becoming effective as set forth below.

BNPP admits the facts set forth in the Statement of Facts (attached hereto as Exhibit B) and agrees that those facts establish guilt of the offense charged in the Information beyond a reasonable doubt. The Statement of Facts, which is hereby incorporated into this Plea Agreement, constitutes a stipulation of facts for purposes of Section 1B1.2(a) of the Sentencing Guidelines. BNPP further agrees that the facts set forth in the Statement of Facts and admitted to by BNPP establish that the Total Forfeiture Amount, as alleged in the Information, is forfeitable to the United States as representing the amount of proceeds traceable to the violations set forth in Count One of the Information. BNPP consents to the entry of the Stipulated Preliminary Order of Forfeiture/Money Judgment (attached hereto as Exhibit C) and agrees that the Stipulated Preliminary Order of Forfeiture/Money Judgment shall be final as to the defendant at the time of sentencing. By this Agreement, and pursuant to the Stipulated Preliminary Order of Forfeiture/Money Judgment, BNPP agrees to the entry, at sentencing, of a Final Order of Forfeiture relating to the Total Forfeiture Amount in this action. Upon transfer of the Federal Forfeiture Payment to the United States, BNPP shall release any and all claims it may have to such funds, consistent with the Stipulated Preliminary Order of Forfeiture/Money Judgment, and execute such documents as are necessary to accomplish the forfeiture of the Federal Forfeiture Payment. BNPP agrees that it shall not file any petitions for remission, restoration, or any other assertion of ownership or request for return relating to the Federal Forfeiture Payment, or any other action or motion seeking to collaterally attack the seizure, restraint, forfeiture, or conveyance of the Federal Forfeiture Payment, nor shall it assist any others in filing any such claims, petitions, actions, or motions.

In consideration of the plea of BNPP to Count One of the Information, neither BNPP nor BNP Paribas (Suisse) S.A. shall be further prosecuted criminally by the Offices (except for criminal tax violations as to which the Offices cannot, and do not, make any agreement) for any violations by BNPP of United States economic sanctions laws and regulations, including TWEA and IEEPA, that occurred between 2002 and 2012, to the extent that BNPP has truthfully and completely disclosed such conduct to the Offices as of the date of this Agreement. Nor will the Offices bring any civil or further criminal forfeiture or money laundering charges or claims against BNPP or BNP Paribas (Suisse) S.A. based on violations of United States economic sanctions laws and regulations, including TWEA and IEEPA, that occurred between 2002 and 2012, to the extent that BNPP has truthfully and completely disclosed such conduct to the Offices as of the date of this Agreement. This Agreement does not bar the use of such conduct as a predicate act or as the basis for a sentencing enhancement in a subsequent prosecution including, but not limited to, a prosecution pursuant to Title 18, United States Code, Section 1961 *et seq.* The Offices' prosecution of BNPP for the conduct charged in the Information will be concluded following BNPP's conviction, completion of its sentence, and satisfaction of the monetary requirements of this Agreement, consistent with the other provisions of this Agreement.

BNPP's plea will be tendered pursuant to Fed. R. Crim. P. 11(c)(1)(C). BNPP cannot withdraw its plea of guilty unless the sentencing judge rejects this Plea Agreement or fails to impose a sentence consistent herewith. If the sentencing judge rejects this Plea Agreement or fails to impose a sentence consistent herewith, the Plea Agreement shall be null and void at the option of either the Offices or BNPP.

This Agreement does not provide any protection against prosecution except as set forth above, and applies only to BNPP and BNP Paribas (Suisse) S.A. and not to any individuals. In particular, this Agreement provides no immunity from prosecution to any individual and shall not restrict the ability of the Offices to charge any individual for any criminal offense and seek the maximum term of imprisonment applicable to any such violation of criminal law.

**Guidelines Stipulations**

In consideration of the foregoing and pursuant to United States Sentencing Guidelines ("U.S.S.G." or "Guidelines") Section 6B1.4, the parties hereby stipulate that Guidelines provisions in effect as of November 1, 2013 apply to this case. BNPP further stipulates that the Government's Guidelines calculations, set forth below, shall be used to calculate the applicable Guidelines Range in connection with sentencing and further agrees not to contest such Guidelines calculations.

1. Pursuant to U.S.S.G. §§ 2X1.1 and 2X5.1, the base offense level for Count One should be determined by applying the most analogous offense guideline.[1]

2. The most analogous offense guideline is U.S.S.G. § 2M5.1, which applies to the evasion of export controls.

3. Pursuant to U.S.S.G. §§ 2M5.1(a)(1)(A), the base offense level is 26, as the offense involved the evasion of national security controls.

4. Accordingly, the total offense level, pursuant to U.S.S.G. §§ 2X1.1, 2X5.1 and 2M5.1(a)(1)(A), is 26.

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[1] Section 2X1.1 states, in relevant part, that for a conspiracy not covered by a specific offense guideline, the base offense level shall be "the base offense level from the guideline for the substantive offense." Comment 3 to Section 2X1.1 points to Section 2X5.1 if the "substantive offense is not covered by a specific guideline." Section 2X5.1 states, in relevant part, that where the "offense is a felony for which no guideline expressly has been promulgated, [the court should] apply the most analogous offense guideline."

5. Pursuant to U.S.S.G. § 8C2.10, because U.S.S.G.§ 2M5.1(a)(1) is not listed in U.S.S.G. § 8C2.1, the court should determine the appropriate fine by applying the provisions of 18 U.S.C. §§ 3553 and 3572.

6. Pursuant to 18 U.S.C. §§ 3553 and 3572, the appropriate fine amount is $140 million (the "Stipulated Fine Amount"), representing twice the amount of pecuniary gain to BNPP as a result of the offense conduct.

The parties agree not to seek a fine other than the Stipulated Fine Amount, nor to suggest that the Probation Office consider a fine other than the Stipulated Fine Amount, nor to suggest that the Court *sua sponte* consider a fine other than the Stipulated Fine Amount. BNPP agrees that any fine ordered by the Court at sentencing shall be paid separately to the United States, with no credit received for any payments of the Total Forfeiture Amount. Similarly, BNPP agrees that it will not receive credit toward the Total Forfeiture Amount as a result of its payment of the Stipulated Fine Amount.

BNPP agrees to pay the Stipulated Fine Amount in full no later than 90 days after the imposition of sentence. BNPP agrees that it shall not claim, assert, or apply for, either directly or indirectly, any tax deduction, tax credit, or any other offset with regard to any U.S. federal, state, or local tax or taxable income for any fine or forfeiture paid pursuant to this Agreement.

The Offices and BNPP further agree that the Court should impose a term of probation of five years on BNPP (the "Stipulated Probation Term"). The parties further stipulate that the terms of probation shall be (i) the applicable mandatory conditions of probation described in 18 U.S.C. § 3563(a)(1) and U.S.S.G. § 8D1.3(a), and (ii) a requirement that BNPP enhance its compliance policies and procedures with regard to U.S. sanctions laws and regulations in accordance with the settlement agreements it has entered into with the Federal Reserve and the New York State Department of Financial Services ("DFS"). BNPP further agrees that any compliance consultant or monitor imposed by Federal Reserve or DFS shall, at BNPP's own expense, submit to the Offices any report that it submits to Federal Reserve or DFS.

BNPP agrees to waive its right to the issuance of a Presentence Investigation Report pursuant to Fed. R. Crim. P. 32, and BNPP and the Offices agree that the information contained in this Agreement, the Statement of Facts, and the Information are sufficient to enable the Court to meaningfully exercise its sentencing authority under 18 U.S.C. § 3553, pursuant to Fed. R. Crim. P. 32(c)(1)(A)(ii).

BNPP will immediately file an application for a prohibited transaction exemption with the United States Department of Labor ("DoL") requesting that BNPP, its subsidiaries, and affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14 (the "QPAM Exemption"). BNPP will seek such exemption in the form and manner that permits such exemption to be considered in the most expeditious manner possible, and will provide all information requested of it by DoL in a timely manner. The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to DoL, and the Offices take no position on whether or not an exemption should be granted. If DoL denies the exemption, or takes any other action adverse to BNPP, BNPP may not withdraw its plea or otherwise be released from any of its obligations under this

Plea Agreement. The Offices agree that they will support a motion or request by BNPP that sentencing in this matter be adjourned until DoL has issued a ruling on BNPP's request for an exemption, temporary or otherwise, so long as BNPP is proceeding with the DoL in an expeditious manner.

**Other Provisions**

For the duration of the Stipulated Probation Term, BNPP agrees to cooperate fully with the Offices, the Federal Bureau of Investigation ("FBI"), the Internal Revenue Service – Criminal Investigations ("IRS-CI"), and any other governmental agency designated by the Offices regarding any matter relating to the conduct described in the Information and/or Statement of Facts (the "Offices' Investigation"). It is understood that, consistent with its obligations under law, including relevant data protection, bank secrecy, or other confidentiality laws, BNPP shall, with respect to the Offices' Investigation: (a) truthfully and completely disclose all information with respect to the activities of BNPP and its officers, agents, affiliates, and employees concerning all matters about which the Offices inquire of it, which information can be used for any purpose; (b) cooperate fully with the Offices, the FBI, IRS-CI, and any other government agency designated by the Office; (c) attend all meetings at which the Offices request its presence and use its reasonable best efforts to secure the attendance and truthful statements or testimony of any past or current officers, agents, or employees at any meeting or interview or before the grand jury or at trial or at any other court proceeding; (d) provide to the Offices upon request any document, record, or other tangible evidence relating to matters about which the Offices or any designated law enforcement agency inquires of it; (e) assemble, organize, and provide in a responsive and prompt fashion, and upon request, on an expedited schedule, all documents, records, information and other evidence in BNPP's possession, custody or control as may be requested by the Offices, the FBI, or designated governmental agency, including collecting and maintaining all records that are potentially responsive to United States' requests for documents located abroad so that these requests may be promptly responded to; (f) provide to the Offices any information and documents that come to BNPP's attention that may be relevant to the Offices' Investigation, as specified by the Offices; (g) provide testimony or information concerning the conduct set forth in the Information and/or Statement of Facts including but not limited to testimony and information necessary to identify or establish the original location, authenticity, or other basis for admission into evidence of documents or physical evidence in any criminal or other proceeding as requested by the Offices, the FBI, or designated governmental agency. To the extent documents above are in a foreign language, BNPP agrees it will provide, at its own expense, fair and accurate translations of any foreign language documents produced by BNPP to the Offices either directly or through any Mutual Legal Assistance Treaties. Nothing in this Agreement shall be construed to require BNPP to provide any information, documents, or testimony protected by the attorney-client privilege, work-product doctrine, or other applicable privileges.

For the duration of the Stipulated Probation Term, it is further understood that BNPP shall: (a) bring to the Offices' attention all criminal conduct by BNPP or any of its employees acting with the scope of their employment related to the Offices' Investigation, as to which BNPP's Board of Directors, senior management, or United States legal and compliance personnel are aware; (b) bring to the Offices' attention any administrative, regulatory, civil, or criminal proceeding or investigation of BNPP relating to the Offices' Investigation; (c) commit no crimes under the federal laws of the United States subsequent to the execution of this Agreement; and (d) bring to the Offices' attention, in a timely manner, the name and contact information, if available to BNPP, of any entity (including, but not limited to, BNPP's customers, financial institutions, companies, organizations, groups, or persons) that makes a request to BNPP to withhold or alter its name or other identifying information, or attempts to withhold or alter such information, where the request or attempt appears to be related to circumventing or evading U.S. sanctions laws.

Nothing in this Agreement limits the rights of the parties to present to the Probation Office or the Court any facts relevant to sentencing. Nothing in this Agreement limits the right of the Government to seek denial of the adjustment for acceptance of responsibility, *see* U.S.S.G. § 8C2.5(g)(3), regardless of any stipulation set forth above, if BNPP fails clearly to demonstrate acceptance of responsibility, to the satisfaction of the Government, through its allocution and subsequent conduct prior to the imposition of sentence. Similarly, nothing in this Agreement limits the right of the Government to seek an enhancement for obstruction of justice, see U.S.S.G. § 8C2.5(e), regardless of any stipulation set forth above, should it be determined that BNPP has either (i) engaged in conduct, unknown to the Government at the time of the signing of this Agreement, that constitutes obstruction of justice; or (ii) committed another crime after signing this Agreement and prior to sentencing in this case. To the extent the Court determines that BNPP has failed to accept responsibility or obstructed justice, as described above, the Government is permitted to seek any fine up to the statutory maximum.

It is understood that the sentence to be imposed upon BNPP is determined solely by the Court. It is further understood that the Guidelines, the Stipulated Fine Amount, and the Total Forfeiture Amount are not binding on the Court. BNPP acknowledges that its entry of a guilty plea to the charged offense authorizes the sentencing court to impose any sentence, up to and including the statutory maximum sentence, including the maximum fine, in addition to any restitution and forfeiture ordered by the Court. The Offices cannot, and do not, make any promise or representation as to what sentence BNPP will receive. Moreover, in accordance with Fed. R. Crim. P. 11(c)(3)(A), it is understood that the Court may accept the Agreement, reject it, or defer a decision until the Court has reviewed the presentence report, if such a report is requested by the Court.

It is agreed (i) that BNPP will not file a direct appeal; nor bring a collateral challenge, including but not limited to an application under Title 28, United States Code, Section 2255 and/or Section 2241; nor seek a sentence modification pursuant to Title 18, United States Code, Section 3582(c), of any fine less than or equal to the Stipulated Fine Amount of $140,000,000 or of any forfeiture amount less than or equal to the Total Forfeiture Amount of $8,833,600,000, and (ii) that the Government will not appeal any fine that is greater than or equal to the Stipulated Fine Amount of $140,000,000 or any forfeiture amount that is greater than or equal to the Total Forfeiture Amount $8,833,600,000. This provision is binding on the parties even if the Court employs a Guidelines analysis or forfeiture calculation different from that stipulated to herein. Furthermore, it is agreed that any appeal as to the sentence of BNPP that is not foreclosed by this provision will be limited to that portion of the sentencing calculation that is inconsistent with (or not addressed by) the above stipulations. BNPP further agrees not to appeal any term of probation that is less than or equal to the statutory maximum.

BNPP hereby acknowledges that it has accepted this Agreement and decided to plead guilty because it is in fact guilty of the charged offense. By virtue of the resolution of the Board of Directors of BNPP (attached hereto as Exhibit D), affirming that the Board of Directors has authority to enter into this Plea Agreement and has (1) reviewed the Information in this case, the Statement of Facts, and the proposed Plea Agreement or has been advised of the contents thereof; (2) consulted with legal counsel in connection with the matter; (3) voted to enter into this Agreement and to admit to the attached Statement of Facts; (4) voted to authorize BNPP to plead guilty to the charge specified in the Information; (5) voted to consent to the entry of the Stipulated Preliminary Order of Forfeiture/Money Judgment in this action; and (6) voted to authorize the corporate officer identified below to execute this Agreement and all other documents necessary to carry out the provisions of this Agreement. BNPP agrees that a duly authorized corporate officer for BNPP shall appear on behalf of BNPP and enter the guilty plea and will also appear for the imposition of sentence.

BNPP is satisfied that its counsel has rendered effective assistance. BNPP understands that by entering into this Agreement, it surrenders certain rights as provided in this Agreement. BNPP understands that the rights of criminal defendants include the following: the right to plead not guilty and to persist in that plea; the right to a jury trial; the right to be represented by counsel – and if necessary have the court appoint counsel – at trial and at every other stage of the proceedings; and the right at trial to confront and cross-examine adverse witnesses, to be protected from compelled self-incrimination, to testify and present evidence, and to compel the attendance of witnesses.

By entering this plea of guilty, BNPP waives any and all right to withdraw its plea or to attack its conviction, either on direct appeal or collaterally, on the ground that the Government has failed to produce any discovery material, Jencks Act material, exculpatory material pursuant to *Brady* v. *Maryland*, 373 U.S. 83 (1963), other than information establishing the factual innocence of BNPP, and impeachment material pursuant to *Giglio v. United States*, 405 U.S. 150 (1972), that has not already been produced as of the date of the signing of this Agreement. BNPP expressly understands and acknowledges that it may not withdraw its plea of guilty unless the Court rejects this Plea Agreement under Fed. R. Crim. P. 11(c)(5).

It is further agreed that should BNPP withdraw its plea of guilty, or should the conviction following the plea of guilty of BNPP pursuant to this Agreement be vacated for any reason, then any prosecution for violations of U.S. federal criminal law, or conspiracy to commit the same, that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement may be commenced or reinstated against BNPP, notwithstanding the expiration of the statute of limitations between the signing of this Agreement and the date the plea is withdrawn or the conviction is vacated. In the event that the plea is withdrawn or the conviction is vacated, it is the intent of this Agreement to waive all defenses based on the statute of limitations with respect to any prosecution that is not time-barred on the date that this Agreement is signed.

It is further understood that this Agreement does not bind any federal, state, or local prosecuting authority other than the Offices.

The Offices specifically may, at their sole option, be released from their commitments under this Plea Agreement, including but not limited to, their agreement that this resolution constitutes the appropriate disposition of this case, if at any time between the execution of this Plea Agreement and sentencing, BNPP: fails to truthfully admit its conduct in the offense of convictions; falsely denies, or frivolously contests, relevant conduct for which BNPP is accountable under Guidelines Section 1B1.3; gives false or misleading testimony in any proceeding relating to the criminal conduct charged in this case and any relevant conduct for which BNPP is accountable under Guidelines Section 1B1.3; engages in acts which form a basis for finding that BNPP has obstructed or impeded the administration of justice under Guidelines Section 3C1.1; or attempts to withdraw its plea.

BNPP further agrees that it shall not authorize or approve, through its attorneys, partners, agents, or employees, any statement, in litigation or otherwise, through the Stipulated Probation Term (i) contradicting the guilt of BNPP, (ii) contradicting the facts set forth in the Statement of Facts, or (iii) contradicting that there is a sufficient factual basis to establish the Guidelines calculations set forth in this Agreement. Consistent with this provision, BNPP may raise defenses, including affirmative defenses, and/or assert affirmative claims in any civil proceedings brought by private parties in the United States, and in any criminal, regulatory, civil case, investigation, or other proceeding initiated by governmental agency or authority or private party outside the United States, so long as doing so is consistent with the provisions above. This applies to any such statements, whether made in the United States or any other jurisdiction. Any such authorized or approved contradictory statement by BNPP, its present or future attorneys, partners, agents, or employees shall constitute a material breach of this Agreement. The decision as to whether any such contradictory statement will be imputed to BNPP for the purpose of determining whether BNPP has breached this Agreement shall be at the sole discretion of the Offices. Upon the Offices' notifying BNPP of any such contradictory statement by electronic mail or U.S. mail to its U.S. counsel, BNPP may avoid a finding of breach of this Agreement by repudiating such statement both to the recipient of such statement and to the Offices within 72 hours after receipt of notice from the Offices. BNPP consents to the public release by the Offices, in their sole discretion, of any such repudiation.

This Plea Agreement is effective when signed by BNPP, BNPP's attorney, an attorney for the Criminal Division, Department of Justice, and an attorney for the Office of the U.S. Attorney for the Southern District of New York. If BNPP fails to comply with any provision of this Agreement, or commits or attempts to commit any additional federal, state, or local crimes, then:

a. The Offices will be released from their obligation under this Plea Agreement by notifying BNPP, through counsel or otherwise, in writing. The defendant however, may not withdraw the guilty plea entered pursuant to this Agreement;

b. The defendant will be subject to prosecution for any federal criminal violation, including, but not limited to, perjury and obstruction of justice, that is not time-barred by the applicable statute of limitations on the date this Agreement is signed;

c. Any prosecution, including the prosecution that is the subject of this Agreement, may be premised upon any information provided, or statements made, by the defendant, and all such information, statements, and leads derived therefrom may be used against BNPP. BNPP waives any right to claim that statements made before or after the date of this Agreement, including the Statement of Facts accompanying this Agreement or adopted by the defendant and any other statements made pursuant to this or any other agreement with the Offices, should be excluded or suppressed under Fed. R. Evid. 410, Fed. R. Crim. P. 11(f), the Guidelines, or any other provision of the Constitution or federal law.

Any alleged breach of this Agreement by either party shall be determined by the Court in an appropriate proceeding at which the defendant's disclosures and documentary evidence shall be admissible and at which the moving party shall be required to establish a breach of the Plea Agreement by a preponderance of the evidence.

Apart from any written Proffer Agreement(s) that may have been entered into between the Offices and BNPP, this Agreement supersedes any prior understandings, promises, or conditions between the Offices, BNPP, and BNPP's counsel. BNPP and BNPP's counsel acknowledge that no threats, promises, or representation have been made, nor agreements reached, other than those set forth in writing in this Plea Agreement, to cause BNPP to plead guilty. No additional understandings, promises, or conditions have been entered into other than those set forth in this Agreement, and none will be entered into unless in writing and signed by all parties. This Plea Agreement is binding on BNPP, the Criminal Division of the Department of Justice, and the U.S. Attorney's Office for the Southern District of New York. BNPP understands that this Plea Agreement does not bind any state or local prosecutorial authorities.

This Agreement shall bind BNPP, its subsidiaries, affiliated entities, assignees, and its successor corporation if any, and any other person or entity that assumes the obligations contained herein. No change in name, change in corporate or individual control, business reorganization, change in ownership, merger, change of legal status, sale or purchase of assets, divestiture of assets, or similar action shall alter defendant's obligations under this Agreement. BNPP shall not engage in any action to seek to avoid the obligations set forth in this Agreement.

Very truly yours,

PREET BHARARA                         LESLIE CALDWELL
United States Attorney                 Assistant Attorney General
                                       Criminal Division

                                       JAIKUMAR RAMASWAMY
                                       Chief, Asset Forfeiture and Money
                                       Laundering Section

By: _____    By: _____
     Andrew D. Goldstein                Craig Timm
     Martin S. Bell                     Jennifer E. Ambuehl
     Christine I. Magdo                 Trial Attorneys
     Micah W. J. Smith                  Asset Forfeiture and Money
     Assistant United States Attorneys  Laundering Section, Criminal Division
     (212) 637-2200                     (202) 514-1263

APPROVED:

_____
Sharon Cohen Levin
Chief, Money Laundering and
Asset Forfeiture Unit

AGREED AND CONSENTED TO:

      The Board of Directors has authorized me to execute this Plea Agreement on behalf of BNPP.  The Board has read this Plea Agreement, the attached criminal Information, the Preliminary Order of Forfeiture/Money Judgment, and Statement of Facts in their entirety, or has been advised of the contents thereof, and has discussed them fully in consultation with BNPP's attorneys.  I am further authorized to acknowledge on behalf of BNPP that these documents fully set forth BNPP's agreement with the Offices, and that no additional promises or representations have been made to BNPP by any officials of the United States in connection with the disposition of this matter, other than those set forth in these documents.


_____       _____
BNP Paribas S.A.                                         DATE
by [_____]


APPROVED:

We are counsel for BNPP in this case.  We have fully explained to BNPP its rights with respect to the pending Information.   Further, we have reviewed Title 18, United States Code, Sections 3553 and 3571 and the Sentencing Guidelines Manual, and we have fully explained to BNPP the provisions that may apply in this case.  We have carefully reviewed every part of this Plea Agreement with the defendant.  To our knowledge, the defendant's decision to enter into this Agreement is an informed and voluntary one.


_____       _____
Karen Patton Seymour, Esq.                        DATE
Sullivan & Cromwell LLP
Attorneys for BNP Paribas S.A.